Ogan Gurel, MD MPHIL
Chief Executive Officer

May 22, 2006

Dear Shareholder,

You have no doubt heard the news about the resignation of our Montreal-based auditor as well as the difficulties we have been experiencing in getting our consolidated and audited financial statements submitted to the SEC. This is a matter of great concern to me and I wanted to tell you (1) how we got to this position and (2) what we are doing to rectify it.

How we got to this position

A number of factors have led to the current situation. The most important has been the delay in delivery of financials from our BMTS/PST subsidiary, based in Munich. Numerous requests on our part for 2005 and 1Q06 financial results went ignored and we had to make dramatic (and, indeed, positive) changes in the BMTS senior management in order to obtain these. The other factor in the delay was the fact that we were only recently informed of the requirement to perform a “good-will” valuation of our Estracure acquisition. This should have been done early in 2005 (with the previous Duravest management) and our auditors should have taken a more proactive approach in ensuring that this was done. Unfortunately that was not the case.

What we are doing to rectify this

We have already met with several outstanding auditing firms with a strong presence in Chicago but also of international scope. They have expressed interest in working together with us and just as they are evaluating us as an appropriate engagement, we are likewise evaluating them for the quality and depth of a potential partnership going forward. We have also met with potential valuation firms that will be able to provide this independent “good-will” assessment. Having the right partners is important, since the Duravest business plan calls for significant expansion and significant professional service needs of the highest quality. I would encourage you to visit http://www.duravestinc.com/Partners.asp to see the business partners with whom we are currently engaged with. Regarding BMTS/PST, the management changes will ensure regular financial reporting.

While the resignation of an auditor and a delay in SEC reporting are serious issues, our solutions to these problems will make us that much stronger laying the groundwork and infrastructure for significant growth in the future.

As always, I greatly appreciate your commitment and support of Duravest.

Yours sincerely,

101 N Wacker Drive, Suite 2006 | Chicago, IL 60606 | T (312) 525-8153 | F (312) 525-8166 | gurel@duravestinc.com
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